Exhibit 99.1

                           TELEWEST COMMUNICATIONS PLC
                              AGM TRADING STATEMENT


                                                                  12 JUNE 2003



Telewest Communications plc is today holding its Annual General Meeting in London and will confirm that the company's current trading continues to be in line with expectations.

"The Company continues to perform in accordance with its strategy with success in broadband, tight cost control and a focus on customer service. In line with our first quarter results, we continue to see strong contribution margins, reduced capital expenditure and an improving customer profile with further growth in triple play customers."


ENQUIRIES:

TELEWEST
Jane Hardman, director of corporate communications             020 7299 5888

CITIGATE DEWE ROGERSON                                         020 7638 9571
Anthony Carlisle                                               07973 611 888


NOTES TO EDITORS
Telewest Communications, the broadband communications and media group, currently passes 4.9 million homes and provides multi-channel television, telephone and internet services to 1.74 million UK households, and voice and data telecommunications services to around 72,700 business customers. Its content division, Flextech, is the BBC's partner in UKTV. Together they are the largest supplier of basic channels to the UK pay-TV market with a portfolio that combines wholly owned and managed channels, including the eleven joint venture channels with the BBC.